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                         [Letterhead of Brown & Bain]

                               February 20, 1998


                    Cendant Corporation's Proxy Solicitation


Dear Mr. De La Cruz:

         I write on behalf of Cendant Corporation and Season Acquisition Corp. (collectively, "Cendant") in response to your letter of yesterday. Before addressing the substantive issues raised in your letter, I must inform you that I was both astonished and disappointed to learn that the Department of Insurance has apparently reached judgment on those issues without permitting Cendant any opportunity to be heard, despite Cendant's request for such an opportunity.

         This past Tuesday, February 17, 1998, Cendant first learned that American International Group, Inc. ("AIG") - which, as you are aware, is competing against Cendant's economically superior bid to acquire American Bankers Insurance Group, Inc., a Florida corporation with thousands of stockholders nationwide ("American Bankers") - delivered on February 13, 1998, form letters to the insurance departments of five states, including the Arizona Department of Insurance, improperly accusing Cendant of violating the insurance holding company statutes of those states through its proxy solicitation. On Wednesday, February 18, after unsuccessfully attempting to reach you by telephone, I sent to you by facsimile a letter informing you that Cendant intended to hand deliver to your office on Thursday, February 19, a response to AIG's accusations, and asking you to call me once you had reviewed Cendant's response to discuss the issues raised by AIG's form letter.

         In a telephone conversation yesterday, you advised me that you were preparing a letter to Cendant, and you requested that Cendant refrain from responding to AIG's letter until your letter was received. This conversation left me with the distinct impression that your letter would be requesting from Cendant information to enable the Department to make an informed decision, and with that understanding I agreed to await your letter before delivering Cendant's response to AIG's letter.

         With this background, I was astounded to receive your advisory letter of yesterday, which adopts AIG's reasoning and states that in the event Cendant receives proxies for 10% or more of American Bankers' voting stock "the proxy solicitation will be deemed to be an agreement to acquire control of a domestic insurer." As discussed below, Cendant's proxy solicitation does not trigger Arizona's acquisition of control

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Michael De La Cruz, Esq.              -2-                     February 20, 1998


requirements, and for this reason Cendant specifically requested the opportunity to be heard on the issues raised by AIG before the Department formed a judgment on these issues. Having been denied this opportunity, Cendant now respectfully requests that you reconsider your position for the reasons stated below.

         AIG has incorrectly alleged that Cendant's solicitation of proxies in opposition to the proposed merger of American Bankers and AIG (the "Proposed AIG Merger") violates A.R.S. ss. 20-481.02(A) in that it triggers a presumption of "control," as defined in A.R.S. ss. 20-481(3), thereby necessitating regulatory approval. In particular, AIG mistakenly claims that Cendant could not hold or vote proxies in opposition to the Proposed AIG Merger without prior regulatory approval because, according to the second sentence of A.R.S. ss. 20-481(3), "[c]ontrol is presumed to exist if any person . . . holds with the power to vote, or holds proxies representing ten percent or more of the voting securities of any other person."

         What AIG's February 13 letter fails adequately to consider is the first sentence of the statutory definition of "control" and how Cendant's solicitation of proxies in opposition to the proposed AIG merger does not implicate that definition. Nor is Cendant's proxy solicitation the type of action that Arizona's insurance laws intend to subject to regulatory approval.

         The first sentence of A.R.S. ss. 20-481(3) defines "control" as "possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person whether through the ownership of voting securities, by contract... or otherwise...." (Emphasis added).
Regulators typically take the view that holding a revocable proxy does not give the holder beneficial ownership of or control over the shares underlying the proxy or the issuer of those shares. See, e.g., Amendments to Beneficial Ownership Reporting Requirements, Exchange Act Release No. 34-39538, 66 S.E.C. Docket 596 (Jan. 12, 1998) ("when a shareholder solicits and receives revocable proxy authority... that shareholder does not obtain beneficial ownership under
Section 13(d) in the shares underlying the proxy"); Federal Reserve System, Regulations on Change in Bank Control, 12 C.F.R. ss. 225.42(5) (1998) (acquisition of power to vote securities through revocable proxy terminating within a reasonable period after meeting at which vote is to be cast is not required to be disclosed to the Federal Reserve Board under change of control regulations).

         Cendant's solicitation of proxies is not an effort to acquire "control" under A.R.S. ss.ss. 20-481(3) and 20-481.02(A) because the proxies it seeks are for the limited purpose of opposing the Proposed AIG Merger and will not confer upon Cendant the

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Michael De La Cruz, Esq.              -3-                     February 20, 1998


power to direct or cause the direction of the management and policies of American Bankers or its Arizona insurer subsidiaries. Representatives of Cendant holding proxies are nothing more than conduits through whom the wishes of the individual shareholders granting proxies are communicated. Cendant will have to vote any proxies it obtains in accordance with the instructions of the shareholders granting the proxies, which instructions could include (as AIG acknowledges in its February 13th letter) voting in favor of the Proposed AIG Merger rather than against it as Cendant would hope. Enclosed is a copy of the Cendant proxy card sent to the Common Shareholders of American Bankers evidencing (1) that the solicited appointment of James E. Buckman and Michael
P. Monaco as proxies is for the sole purpose of approving or disapproving the Proposed AIG Merger at the special meeting, and (2) that upon appointment, such proxy holders are directed to vote the shares in accordance with the specifications made by the shareholder in connection with the Proposed AIG Merger or, absent specific instructions, against the Proposed AIG Merger. The absence of any discretion on the part of the holders of the proxies as to how to vote the shares, coupled with the fact that the proxies sought by Cendant are revocable, intended to relate solely to one transaction and expire upon the conclusion of the respective special meetings, makes it illogical to conclude that either holding or voting the proxies would give Cendant the power to direct or cause the direction of the management and policies of American Bankers.

         This interpretation of the statutory definition of "control" is not undercut by the second sentence of A.R.S. ss. 20-481(3), which states that control is "presumed to exist if any person, directly or indirectly, owns, controls, holds with power to vote or holds proxies representing ten per cent or more of the voting securities of any other person." Properly interpreted, this presumption applies to proxies only if they are sufficiently broad to afford the proxy holder the ability to "direct or cause the direction of the management and policies" of an insurer, consistent with the definition of "control" in the first sentence of A.R.S. ss. 20-481(3).(1)

--------------
     (1) In other words, the second sentence of A.R.S. ss. 20-481(3) cannot be read in a vacuum, as AIG urges, but rather must be read in light of the first. The second sentence provides only a mathematical rule of thumb for determining whether control exists (in the form of a rebuttable presumption), but does not alter the fact that the type of control contemplated by the statute is control over the "management and policies" of an insurer. Thus, when the statute states that "hold[ing] proxies representing ten per cent or more" of the voting securities of the insurer is "presumed" to constitute control, it logically follows that, to reconcile the first and second sentences of the statute, the proxies must confer rights broad enough to allow the

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Michael De La Cruz, Esq.              -4-                     February 20, 1998


         AIG also oddly alleges that Cendant's Application was "defective" because the Application did not seek prior approval for the holding or voting of the proxies solicited from shareholders of American Bankers. However, A.R.S. ss. 20-481.02(A) requires regulatory approval only when a person makes "a tender offer for or a request or invitation for tenders of a voting security... or enter[s] into any agreement to exchange securities or seek[s] to acquire in the open market or any other place any voting security of a domestic insurer if, after the consummation thereof, such person would, directly or indirectly, by conversion or by the exercise of any right to acquire, be in control of such insurer." (Emphasis added).

         Under that provision, even if the definition of "control" in A.R.S. ss. 20-481(3) applied to Cendant holding or voting the proxies, under these circumstances, the Form A filing requirement would not be triggered. The critical focus in determining whether a Form A filing is required is not properly based on an isolated invocation of the presumption of control language. Instead, as the filing requirement language clearly indicates, it is more properly based upon whether after the consummation of triggering action (which action does not refer to the holding or voting of a proxy but rather to the acquisition of "any voting security" ), a party would have "control" as statutorily defined. Thus, even if Cendant is successful in obtaining a sufficient number of proxies in opposition to the Proposed AIG Merger, the voting of such proxies by Cendant would not result in Cendant obtaining control of American Bankers but in fact would result in no changes whatsoever in American Bankers' controlling persons. Accordingly, contrary to AIG's faulty analysis, Cendant is not required to file a Form A statement and obtain prior regulatory approval in order to solicit and vote proxies for the limited purpose of opposing the change of control contemplated by the Proposed AIG Merger.

         If we were to extend AIG's short-sighted reasoning to its inevitable conclusion, then AIG's own solicitation of proxies in favor of the Proposed AIG Merger through its contractual arrangement with American Bankers would be subject to prior regulatory approval. In its merger agreement with AIG American Bankers contractually bound itself to use its "best efforts" to ensure the success of the merger with AIG. Thus, the three individuals soliciting proxies,
R. Kirk Landon (American Bankers' Chairman

--------------
proxy holder to direct the management and policies of the insurer, such as by voting for directors. The voting right of the proxy holder must be comparable to those enjoyed by an owner of shares. The proxies solicited by Cendant, which are limited solely to voting on the Proposed AIG Merger, fall well short of the expansive voting rights held by an owner of American Bankers' shares.

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Michael De La Cruz, Esq.              -5-                     February 20, 1998


and Chief International Officer), Gerald N. Gaston (Vice-Chairman, President and Chief Executive Officer of American Bankers), and Arthur W. Heggen (American Bankers' Executive Vice President and Secretary), are obviously acting as agents for AIG as Messrs. Landon and Gaston have entered into a voting agreement with AIG wherein they have agreed, among other things, (i) to vote the approximately 8.0% of the outstanding common shares of American Bankers beneficially owned by them in favor of approving the Proposed AIG Merger and (ii) upon request, to grant AIG an irrevocable proxy with respect to such common shares. AIG, to the best of Cendant's knowledge, has not submitted a Form A application in connection with Messrs. Landon, Gaston and Heggen's proxy solicitation. Under AIG's own theory, not only would it be in violation of A.R.S. 20-481.02(A), but indeed, no person could ever solicit proxies from stockholders of an insurance company or insurance holding company without first obtaining regulatory approval for the solicitation itself, wholly apart from any additional regulatory approval that may be required of the underlying transaction being voted on. The ability of stockholders to work together in opposition to any management proposal would be completely eviscerated. The rights of minority shareholders, in particular, to address issues of concern would be unfairly curtailed even when solicitations by them would not be able to affect the management and policies of the insurance company.

         Moreover, if the solicitation of proxies to maintain the current management of an insurance company or an insurance holding company in power were found to constitute actions that direct or cause the direction of the management and policies of an insurance company or insurance holding company, then virtually every vote on the election of directors of an insurance company or its holding company or on any number of other corporate initiatives of such entities would invoke the definition of "control" and require that a Form A application be filed and approved prior to each annual meeting. These types of actions are not what is contemplated by A.R.S. ss. 20- 481.02(A).

         Our interpretation of A.R.S. ss.ss. 20-481(3) and 20-481.02(A) is further supported by the regulatory framework under which Form A filings are required. The list of a Form A's required contents, as set forth in A.R.S. ss. 20-481.03, makes it clear that the statute is intended to be triggered in connection with mergers, tender offers and comparable transactions in which shareholders give up control over the direction of an insurer, not where shareholders maintain control of the insurer by retaining its current management. The information required in a Form A application includes, for example:

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Michael De La Cruz, Esq.              -6-                     February 20, 1998


         o the source, nature and amount of the consideration used or to be used in effecting the tender offer, merger, or other acquisition of control;

         o any plans or proposals that the party acquiring control may have to liquidate the insurer, to sell its assets, to merge or consolidate it with any person, or to make any other material change in its business or corporate structure or management; and

         o the terms of the offer, request, invitation agreement or acquisition referred to in A.R.S. ss. 20-481.02(A) and a statement as to the method by which the fairness of the proposal was assessed.

A.R.S. ss. 20-481.03(A)(4), (6), (7). As applied here, it is difficult to see what the Department of Insurance would gain from the filing of a Form A with respect to the type of limited-purpose proxy solicitation made by Cendant or how the Department would apply the applicable regulatory standards governing acquisition of control filings. No consideration is being offered in connection with the proxy solicitation, and no "terms" exist to allow the Department to evaluate its "fairness." Similarly, Cendant - the entity allegedly seeking to acquire the so-called "control" - will, in actuality, have no control over American Bankers' operations as a result of the proxy solicitation. Certain persons will merely hold proxies, as directed by American Bankers' shareholders, with respect to the Proposed AIG Merger. In sum, requiring Cendant to file a Form A application would further no purpose under the statute.

         While there are different types of proxies, some of which may be appropriately subject to prior regulatory approval, the holding and voting of proxies does not in every instance invoke the requirement of filing a Form A. Prior regulatory approval for the holding or voting of proxies would certainly be proper in a situation where a shareholder of an insurance company or an insurance holding company has pledged his or her stock to a third party and has given such third party an unrestricted and continuous proxy to vote the pledged stock in any manner and on any issue that the proxy holder in its discretion so chooses. However, in a situation such as ours, where the proxies at issue are extremely narrow in scope and revocable at any time, and where the appointed proxy holders must comply with the wishes of the shareholders and where, accordingly, Cendant would not have the power vote for the election of directors, and certainly not to direct or cause the direction of the management and policies of American Bankers - and hence would not by virtue of its holding or voting of the proxies "control" American Bankers - neither A.R.S. ss.ss. 20-481(3) nor 20-

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Michael De La Cruz, Esq.              -7-                     February 20, 1998


481.02(A) requires filing of Form A application seeking approval of an acquisition of control.

         As the only effect of the proxies at issue if Cendant were successful would be to preserve the status quo by retaining the current ownership and management structure of American Bankers, and the holding and voting of such proxies would not have any effect on the management or policies of American Bankers, the interests of American Bankers' policyholders are not at all implicated. Under these circumstances, prior approval -- in the absence of the fundamental rationales of regulating the exercise of control of a domestic insurance company and protecting the interests of policyholders -- also would be inconsistent with the federal securities laws governing the solicitation of proxies. See, e.g., NUI Corp. v. Kimmelman, 593 F. Supp. 1457, 1470 (D.N.J.
1984) (federal securities laws preempted state law requiring prior approval by state public utility commission of bidder's proxy solicitations, especially where incumbent management was not similarly restrained), rev'd on other grounds, 765 F.2d 399 (3d Cir. 1985); Gunter v. AGO International B.V., 533 F. Supp. 86, 89- 90 (N.D. Fla. 1981) (Williams Act preempted Florida insurance provisions which required prior approval by insurance department of tender offer securities purchases).

         Indeed, the very issue raised by Cendant's proxy solicitation was decided by the United States District Court for the Middle District of Tennessee in Liberty National Life Insurance Co. v. Huddleston, No. 3:90-0368 (Wiseman, C.J.) (entered May 2, 1990) (copy enclosed). In Liberty National, the court held that the Tennessee Department of Commerce and Insurance's cease and desist order barring a limited proxy solicitation for votes in favor of election of 5 directors was an impermissible burden on shareholders' rights preempted by the Williams Act. The Liberty National court held that the Tennessee regulator was seeking to regulate the exercise of shareholder rights and not the business of insurance. The court stated "[t]he Tennessee Department of Commerce and Insurance does not possess the right to tell shareholders how they may vote, or whether they may vote their shares, in person or by proxy." The United States Court of Appeals for the Sixth Circuit refused to stay the trial court's order, holding that the Department of Commerce and Insurance was not likely to succeed on the merits of its appeal and that the trial court had "advanced persuasive reasons for [its] decision." Liberty Nat'l Life Ins. Co.
v. Huddleston, No. 90-5598, slip op. at 5 (6th Cir. May 2, 1990) (copy enclosed). Certainly, the reasoning the court applied in Liberty National - where proxies were being solicited to replace a significant percentage of the board of directors - is applicable to Cendant's solicitation of proxies against any proposed change of management and control. As recognized by the Liberty National court, the Department may of course review any true change of

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Michael De La Cruz, Esq.              -8-                     February 20, 1998


control such as the ultimate sale of American Bankers, and we acknowledge that Form A applications are the appropriate forum for that review. Such review -- unlike a restraint on the exercise of shareholder rights -- would be authorized for the protection of policyholders and the public and would not constitute an interference with the federal securities laws. A restraint on Cendant's proxy solicitation and the corresponding restraint on the exercise of shareholders rights, however, causes irreparable injury to the shareholders of American Bankers, a public company incorporated not in Arizona, but in Florida.

         Finally, because Cendant will not control the American Bankers by virtue of its holding or voting proxies obtained in connection with the vote on the Proposed AIG Merger at the special meetings of the common and preferred shareholders of American Bankers pursuant to the Arizona statutes defining "control," we do not believe that a filing of a disclaimer of control is appropriate or necessary as intimated by AIG and do not intend to make such a filing.

         Cendant has previously considered, and has carefully reconsidered in light of AIG's recent allegations and your advisory letter, the question of whether its proxy solicitation would trigger any regulatory approvals. Based on our analysis as set forth above, Cendant continues to believe that its proxy solicitation does not run afoul of A.R.S. ss. 20-481.02(A). Nevertheless, if the Department believes it appropriate, we hereby respectfully request that Cendant be granted an exemption from the Form A filing requirements of A.R.S. ss. 20-481.02(A) pursuant to A.R.S. ss. 20-481.11(A) and that the Department issue an Order of Exemption limiting the scope and use of the solicited proxies to the terms as set forth in the enclosed proxy card.

         We ask that you carefully consider the arguments set forth in this letter and reconsider your advisory letter of yesterday. Additionally, and especially in light of the fact that Cendant was denied the opportunity to present its views before you issued that letter, Cendant respectfully requests that you withdraw that letter while reviewing Cendant's position as set forth herein. We further request an opportunity to meet with you and Messrs. Cohen and Torticill in the immediate future to discuss further the issues addressed in this letter.

         I hope to hear from you shortly.

                                   Sincerely,

                                   /s/ Howard Ross Cabot

                                   Howard Ross Cabot

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Michael De La Cruz, Esq.              -9-                     February 20, 1998


Michael De La Cruz, Esq.
  Assistant Attorney General
    Office of the Attorney General
      1275 West Washington
        Phoenix, Arizona  85007

VIA HAND DELIVERY

HRC:mam
Enclosures

Copy with enclosures to:

Charles R. Cohen, Deputy Director
Gary A. Torticill, Assistant Director
  c/o Michael De La Cruz, Esq.
    Assistant Attorney General
      Office of the Attorney General
        1275 West Washington
          Phoenix, Arizona  85007